November 3, 2017

Attn:  Larry Spirgel, Assistant Director, AD Office 11
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Titan Computer Services, INC
Preliminary Proxy Statement on Schedule 14A Filed October 13, 2017 File No. 000-55639

Ladies and Gentlemen:

Titan Computer Services, Inc (the “Titan Computer Services” or the “Company”) is in receipt of your letter dated October 20, 2017 and is preparing a response and amended Preliminary Proxy Statement on Schedule 14A. We respectfully request for an extension of five business days to respond to your letter.

Thank you for your assistance and review.

Sincerely,

Titan Computer Services, Inc.
/s/ David Vincent David Vincent Chief Executive Officer